UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

GOLD HORSE INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
38060U10 0
(CUSIP Number)
Charles T. Tamburello
201 South Biscayne Boulevard 28th Floor, Miami, FL 33131
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 24, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	38060U10 0	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Charles T. Tamburello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,740,174

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,740,174

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,740,174

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	38060U10 0	Page 3 of 5 Pages
ITEM 1. Security and Issuer
The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, $0.0001 par value (the “Common Stock”), of Gold Horse International, Inc., a Florida corporation (the “Issuer”). The address of the Issuer’s principal executive offices is No. 31 Tongdao South Road, Hohhot, Inner Mongolia, China.
ITEM 2. Identity and Background
(a)	The name of the reporting person is Charles T. Tamburello (the “Reporting Person”).

(b)	The address of the Reporting Person is 201 South Biscayne Boulevard 28th Floor, Miami, Florida 33131.

(c)	The Reporting Person’s present principal occupation is private investor.

(d)	None.

(e)
In the case Securities & Exchange Commission v. David Gane, et.al., U.S.D.C. So.D.Fla., 2005, 2005 WL 90154 (S.D.Fla.), the Court found that the Reporting Person and his company Capital Research Group, Inc. (“CRG”) violated Section 17(b) of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) by (i) not disclosing some of the compensation paid to CRG in the form of Dicom Imaging Systems, Inc. common stock, in connection with investment opinions that promoted the sale of Dicom’s common stock; and (ii) not adequately disclosing CRG’s intention to sell Dicom common stock it received as compensation for the promotion. The Court denied the SEC’s prayer for injunctive relief and disgorgement and the Court entered a civil penalty against the Reporting Person and CRG in the amount of $500.00 each.

Other than as set forth above, during the past five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.
ITEM 3. Source and Amount of Funds and Other Consideration
In the matter styled CRG Partners. Inc., a Florida corporation, and Capital Research Group, Inc., a Florida corporation (collectively, the “Plaintiffs”) vs. Jiangbo Pharmaceuticals, Inc. (f/k/a Genesis Pharmaceuticals Enterprises, Inc. and Genesis Technology Group, Inc.)(“Defendant”), Case No. 09-18492 CA 09 in the Circuit Court of the 1lth Judicial Circuit for Miami-Dade County, Florida (the “Litigation”), the Plaintiffs obtained a final judgment against Defendant and after subsequently filing a Writ of Garnishment in the Litigation, entered into a settlement agreement with Defendant (the “Settlement Agreement”) pursuant to which an agreed order was entered by the Court on October 26, 2009 (the “Agreed Order”). The Agreed Order provided that an aggregate of 4,740,174 shares of the Common Stock of the Issuer (the “Shares”) be delivered and transferred from Defendant to designees of the Plaintiffs. The Plaintiffs designated each of Capital RGP Corp., a Belize corporation (“Capital RGP”), and Capital RG Corp., a Belize corporation (“Capital RG”), to receive the Shares. On November 24, 2009, stock certificates representing 2,370,087 of the Shares were received by each of Capital RG and Capital RGP. Mr. Tamburello has sole voting and sole dispositive power over the Shares held of record by Capital RGP and Capital RG.

CUSIP No.	38060U10 0	Page 4 of 5 Pages
ITEM 4. Purpose of Transaction.
The Reporting Person acquired the Shares reported herein as beneficially owned by him pursuant to the terms of the Settlement Agreement described in Item 3 above for investment purposes only.
As permitted by law, the Reporting Person may from time to time acquire or dispose of shares of Common Stock or other securities of the Issuer. The Reporting Person presently intends to dispose of the Shares, in the open market, in privately negotiated transactions, or otherwise, subject to his evaluation of the Issuer and other matters, including economic and stock market conditions.
ITEM 5. Interest in Securities of the Issuer.
(a)
The Reporting Person is the beneficial owner of 4,740,174 shares of Common Stock of the Issuer, representing approximately 7.6% of the issued and outstanding shares of the Issuer’s Common Stock (based upon 62,780,592 shares of Common Stock outstanding as of November 16, 2009, as reported by the Issuer in its Form 10-Q filed with the SEC for the quarterly period ended September 30, 2009).

(b)
The Reporting Person has sole authority to cause each of Capital RGP and Capital RG to transact in the Shares. Mr. Tamburello may be deemed to have the shared power to vote or to direct the vote and the shared power to dispose or direct the disposition of the Shares, which are held of record by Capital RGP and Capital RG. Each of Capital RGP and Capital RG may be deemed to have the shared power to vote or to direct the vote and the shared power to dispose or direct the disposition of 2,370,087 shares of the Issuer’s Common Stock (approximately 3.8% of the issued and outstanding shares of the Issuer’s Common Stock (based upon 62,780,592 shares of Common Stock outstanding as of November 16, 2009, as reported by the Issuer in its Form 10-Q filed with the SEC for the quarterly period ended September 30, 2009).

(c)	During the past 60 days, the Reporting Person did not purchase any shares of the Issuer’s Common Stock, and sold the following shares of the Issuer’s Common Stock in the open market:

	Amount of
Transaction Date	Shares	Price per Share
September 25, 2009	55,000	$0.1186
September 25, 2009	20,000	$0.1163
September 28, 2009	10,000	$0.1400
October 2, 2009	30,000	$0.1400
October 2, 2009	30,000	$0.1400
October 6, 2009	30,000	$0.1403
October 7, 2009	10,000	$0.1650
October 9, 2009	25,000	$0.1532
October 13, 2009	26,631	$0.1417
October 14, 2009	5,000	$0.1490
October 30, 2009	30,000	$0.1000
November 3, 2009	35,000	$0.0900
(d)	Not applicable.

(e)	Not applicable.

CUSIP No.	38060U10 0	Page 5 of 5 Pages
ITEM 6. Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.
None.
ITEM 7. Material to be Filed as Exhibits.
None.
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2009	/s/ Charles T. Tamburello
Charles T. Tamburello